SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 2021

Commission File Number: 001-39543

VIA optronics AG

(Registrant’s name)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 9, 2021, VIA optronics AG announced its preliminary unaudited financial results for third quarter 2021 and that it will report its financial results for the third quarter of 2021 on November 17, 2021 and host a conference call on the same day. The Company will participate at Berenberg US CEO Conference 2021 on November 9. A copy of the related press release is furnished as Exhibit 99.1 hereto.

EXHIBITS

99.1	Press Release: VIA optronics AG Reports Preliminary Unaudited Third Quarter 2021 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: November 9, 2021	By:	/s/ Jürgen Eichner / Dr. Markus Peters
	Name:	Jürgen Eichner / Dr. Markus Peters
	Title:	Chief Executive Officer / Chief Financial Officer